Exhibit 3.1

ROSS MILLER

Secretary of State

204 North Carson Street, Suite 1

Carson city, Nevada 89701-4520

(775) 684-5708

Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78390 - After Issuance of Stock)

1. Name of corporation

KAT Gold Holdings Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV is hereby amended to read as follows:

Fourth. That the total number of stock authorized that may be issued by the corporation is one billion, (1,000,000,000) shares of common stock with a par value of one tenth of one percent ($0.001) per share and five million (5,000,000) shares of preferred stock with a par value of one tenth of one percent ($0.001) per share and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  91.6%

4. Effective date of filing: (optional) _______________________

5. Signature (required)

/s/ Kenneth Stead